Form 40-F
period 2021-12-31
AcuityAds Holdings Inc.
filed 2022-03-10
CIK 1861233

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

[Check one]

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2021

Commission File Number 001-40469

AcuityAds Holdings Inc.

(Exact name of Registrant as specified in its charter)

Ontario, Canada

(Province or other jurisdiction of incorporation or organization)

7372

(Primary Standard Industrial Classification Code Number (if applicable))

Not Applicable

(I.R.S. Employer Identification Number (if applicable))

70 University Ave., Suite 1200 Toronto, Ontario, Canada M5J 2M4

(416) 218-9888

(Address and telephone number of Registrant’s principal executive offices)

CT Corporation System

28 Liberty St.

New York, NY 10005

(212) 894-8940

(Name, address (including zip code) and telephone number (including area code)
of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Shares	ATY	The Nasdaq Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Not Applicable

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

Not Applicable

(Title of Class)

For annual reports, indicate by check mark the information filed with this Form:

☒ Annual information form	☒ Audited annual financial statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

60,733,803 Common Shares outstanding as of December 31, 2021

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

☒ Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

☐ Yes ☐ No

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 12b-2 of the Exchange Act.

☒ Emerging growth company

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

Principal documents

The following documents have been filed as part of this Annual Report:

1.	Annual Information Form for the year ended December 31, 2021 (the “2021 AIF”) (filed as Exhibit 99.1 hereto);

2.	Audited Consolidated Financial Statements for the years ended December 31, 2021 and 2020, including the Report of Independent Registered Public Accounting Firm with respect thereto (the “Audited Annual Financial Statements”) (filed as Exhibit 99.2 hereto); and

3.	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the three and twelve months ended December 31, 2021 (the “2021 MD&A”) (filed as Exhibit 99.3 hereto).

DISCLOSURE CONTROLS AND PROCEDURES

A.	Certifications

The required disclosure is included in Exhibits 99.5, 99.6 and 99.7 to this Annual Report, and is incorporated herein by reference.

B.	Evaluation of Disclosure Controls and Procedures

As of the end of the Registrant’s year ended December 31, 2021, an internal evaluation was conducted under the supervision of and with the participation of the Registrant’s management, including the Chief Executive Officer and the Chief Financial Officer, of the effectiveness of the design and operation of the Registrant’s “disclosure controls and procedures” as defined in Rule 13a-15(e) under U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”). Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer concluded that the design and operation of the Registrant’s disclosure controls and procedures were effective in ensuring that the information required to be disclosed in the reports that the Registrant files with or submits to the U.S. Securities and Exchange Commission (the “Commission”) is recorded, processed, summarized and reported, within the required time periods.

It should be noted that while the Chief Executive Officer and the Chief Financial Officer believe that the Registrant’s disclosure controls and procedures provide a reasonable level of assurance that they are effective, they do not expect that the Registrant’s disclosure controls and procedures will prevent all errors and fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

C.	Management’s Annual Report on Internal Control over Financial Reporting

This Annual Report does not include a report of management’s assessment regarding internal control over financial reporting due to a transition period established by rules of the Commission for newly public companies.

D.	Attestation Report of the Independent Registered Public Accounting Firm

This Annual Report does not include an attestation report of the Registrant’s Independent Registered Public Accounting Firm regarding the Registrant’s internal control over financial reporting due to a transition period established by rules of the Commission for newly public companies.

E.	Changes in Internal Control over Financial Reporting

During the period covered by this Annual Report, there was no change in the Registrant’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, its internal control over financial reporting.

IDENTIFICATION OF THE AUDIT COMMITTEE

The Board of Directors (the “Board”) of AcuityAds Holdings Inc. (“AcuityAds” or the “Company”) has a separately-designated standing audit committee established in accordance with section 3(a)(58)(A) of the Exchange Act. The members of the Audit Committee are Igal Mayer, Roger Dent, Sheldon Pollack, Yishay Waxman and Corey Ferengul.

AUDIT COMMITTEE FINANCIAL EXPERT

The Board has determined that it has at least one “audit committee financial expert” (as such term is defined in paragraph 8(b) of General Instruction B to Form 40-F) serving on its Audit Committee. Igal Mayer has been determined to be such audit committee financial expert and was “independent” as such term is defined under the Canadian Securities Administrators’ National Instrument 52-110 (Audit Committees) and the standards of the Commission and the Nasdaq Stock Market (“Nasdaq”) relating to the independence of audit committee members.

The Board’s designation of Igal Mayer as an audit committee financial expert does not impose on him any duties, obligations or liability that are greater than the duties, obligations and liability imposed on him as a member of the Audit Committee and Board in the absence of such designation or identification. In addition, the designation of Igal Mayer as an audit committee financial expert does not affect the duties, obligations or liability of any other member of the Audit Committee or Board. See also “Audit Committee” in the 2021 AIF, filed as Exhibit 99.1 to this Annual Report, and incorporated herein by reference.

DIFFERENCES IN NASDAQ AND CANADIAN CORPORATE GOVERNANCE REQUIREMENTS

AcuityAds is a foreign private issuer and its Common Shares are listed on the Nasdaq Capital Market.

Nasdaq Rule 5615(a)(3) permits a foreign private issuer to follow its home country practice in lieu of the requirements of the Rule 5600 Series, the requirement to distribute annual and interim reports set forth in Rule 5250(d), and the Direct Registration Program requirement set forth in Rules 5210(c) and 5255; provided, however, that such a company shall comply with the Notification of Material Noncompliance requirement (Rule 5625), the Voting Rights requirement (Rule 5640), have an audit committee that satisfies Rule 5605(c)(3), and ensure that such audit committee’s members meet the independence requirement in Rule 5605(c)(2)(A)(ii).

AcuityAds does not follow Rule 5605(d)(1), which requires companies to adopt a formal written compensation committee charter and have a compensation committee review and reassess the adequacy of the charter on an annual basis. In lieu of following Rule 5605(d)(1), AcuityAds follows the rules of the Toronto Stock Exchange.

AcuityAds does not follow Rule 5605(e)(2), which requires companies to adopt a formal written charter or board resolution, as applicable, addressing the director nomination process and such related matters as may be required under the federal securities laws. In lieu of following Rule 5605(e)(2), AcuityAds follows the rules of the Toronto Stock Exchange.

AcuityAds does not follow Rule 5620(c) (shareholder quorum) but instead follows its home country practice. The Nasdaq minimum quorum requirement under Rule 5620(c) for a shareholder meeting is 33-1/3% of the outstanding shares of common stock. In addition, a registrant listed on Nasdaq is required to state its quorum requirement in its by-laws. AcuityAds’ quorurm requirement is set forth in its by-laws. A quorum for a meeting of AcuityAds’ shareholders is at least two persons who hold, or represent by proxy, in the aggregate at least 10% of the issued and outstanding Common Shares as of the applicable record date.

CODE OF CONDUCT

AcuityAds has adopted a “code of ethics” (as that term is defined in Form 40-F), entitled the AcuityAds Code of Conduct that applies to all directors, officers, employees and representatives of AcuityAds and its subsidiaries (the “AcuityAds Code”). A copy of the AcuityAds Code is posted on AcuityAds’ website at https://www.acuityads.com/corporate-governance. Copies may be obtained, free of charge, by contacting AcuityAds in writing at 70 University Ave., Suite 1200, Toronto, Ontario, Canada M5J 2M4, by telephone at (416) 218-9888 or on AcuityAds’ website at www.acuityads.com.

In the past fiscal year, AcuityAds has not granted any waiver, including an implicit waiver, from any provision of its Code of Ethics. AcuityAds intends to post any amendments to and waivers from the AcuityAds Code on its website as identified above.

NOTICES PURSUANT TO REGULATION BTR

Not applicable.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The required disclosure is included under the heading “Audit Committee—External Auditor Fees” in the 2021 AIF, filed as Exhibit 99.1 to this Annual Report, and incorporated herein by reference.

AUDIT COMMITTEE’S PRE-APPROVAL POLICIES AND PROCEDURES

The required disclosure is included under the heading “Audit Committee—Pre-Approval Policies and Procedures” in the 2021 AIF, filed as Exhibit 99.1 to this Annual Report, and incorporated herein by reference.

OFF-BALANCE SHEET ARRANGEMENTS

The required disclosure is included under the heading “Off-Balance Sheet Arrangements” of the 2021 MD&A, filed as Exhibit 99.3 to this Annual Report, and incorporated herein by reference.

DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The required disclosure is included under the headings “Liquidity & Capital Resources—Cash Requirements” and “Contractual Obligations” of the 2021 MD&A, filed as Exhibit 99.3 to this Annual Report, and incorporated herein by reference.

MINE SAFETY DISCLOSURE

Not applicable.

DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

WEBSITE INFORMATION

Notwithstanding any reference to AcuityAds’ website or other websites in this Annual Report or in the documents attached as exhibits hereto, the information contained in AcuityAds’ website or any other website referred to in this Annual Report or in the documents attached as exhibits hereto, or referred to in AcuityAds’ website, is not a part of this Annual Report and, therefore, is not filed with the SEC.

UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

AcuityAds undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

AcuityAds has previously filed an Appointment of Agent for Service of Process and Undertaking on Form F-X with respect to the class of securities in relation to which the obligation to file the Form 40-F arises. Any change to the name or address of AcuityAds’ agent for service of process shall be communicated promptly to the Commission by amendment to the Form F-X referencing the file number of AcuityAds.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

ACUITYADS HOLDINGS, INC.

By:	/s/ Elliot Muchnik
Name: Title:	Elliot Muchnik Chief Financial Officer

Date: March 10, 2022

EXHIBIT INDEX

Exhibit Number	Description

99.1	Annual Information Form for the year ended December 31, 2021

99.2	Audited Consolidated Financial Statements for the years ended December 31, 2021 and 2020

99.3	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the three and twelve months ended December 31, 2021

99.4	Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm

99.5	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.6	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.7	Certifications pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

101	Interactive Data File (formatted as Inline XBRL)*

* To be filed by amendment