Form 40-F/A
period 2021-12-31
AcuityAds Holdings Inc.
filed 2022-03-10
CIK 1861233

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

(Amendment No. 1)

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

explanatory note

AcuityAds Holdings Inc. (the “Registrant”) is filing this Amendment No. 1 to Form 40-F (the “Form 40-F/A”) for the year ended December 31, 2021 to include in Exhibit 99.2 the Report of the Registrant’s Independent Registered Public Accounting Firm, PricewaterhouseCoopers LLP (PCAOB ID 271), which was inadvertently omitted from the Form 40-F, as filed with the Securities and Exchange Commission on March 10, 2022. Additionally, this Form 40-F/A also contains the certifications required by Rule 13a-14(a) or Rule 15d-14(a) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 13a-14(b) or Rule 15d-14(b) under the Exchange Act, as well as the consent of the Independent Registered Accounting Firm.

No other changes have been made to the Form 40-F other than as described above. This Form 40-F/A does not reflect subsequent events occurring after the original date of the Form 40-F, or modify or update in any way disclosures made in the Form 40-F.

2

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

ACUITYADS HOLDINGS INC.
By:	/s/ Elliot Muchnik
Name: Title:	Elliot Muchnik Chief Financial Officer

Date: March 10, 2022

3

EXHIBIT INDEX

Exhibit Number	Description

99.1*	Annual Information Form for the year ended December 31, 2021

99.2	Audited Consolidated Financial Statements for the years ended December 31, 2021 and 2020

99.3*	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the three and twelve months ended December 31, 2021

99.4	Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm

99.5	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.6	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.7	Certifications pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

101	Interactive Data File (formatted as Inline XBRL)**

* Previously filed

** To be filed by amendment

4