Form 40-F/A
period 2021-12-31
AcuityAds Holdings Inc.
filed 2022-04-08
CIK 1861233

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

(Amendment No. 2)

[Check one]

☐REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

☒ Yes ☐ No

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

AcuityAds Holdings Inc. (the “Registrant”) is filing this Amendment No. 2 to Form 40-F (the “Form 40-F/A”) for the year ended December 31, 2021 to furnish Exhibits 101 and 104 to the Form 40-F, which provide certain items from our Form 40-F formatted in Inline eXtensible Business Reporting Language (“XBRL”). In accordance with the policy of the Securities and Exchange Commission (the “Commission”) stated in Release No. 33-9002, we are filing this Form 40-F/A within the 30-day period available to first-time XBRL filers following the filing of our Form 40-F, as filed with the Commission on March 10, 2022. Additionally, this Form 40-F/A also contains the certifications required by Rule 13a-14(a) or Rule 15d-14(a) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 13a-14(b) or Rule 15d-14(b) under the Exchange Act, as well as the consent of the Registrant’s Independent Registered Accounting Firm, PricewaterhouseCoopers LLP (PCAOB ID 271).

No other changes are being made to the Form 40-F other than the furnishing of the exhibits described above. This Form 40-F/A does not reflect subsequent events occurring after the original date of the Form 40-F, or modify or update in any way disclosures made in the Form 40-F.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

ACUITYADS HOLDINGS INC.

By:	/s/ Elliot Muchnik
Name:	Elliot Muchnik
Title:	Chief Financial Officer

Date: April 8, 2022

EXHIBIT INDEX

Exhibit Number	Description
99.1*	Annual Information Form for the year ended December 31, 2021
99.2	Audited Consolidated Financial Statements for the years ended December 31, 2021 and 2020
99.3*	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the three and twelve months ended December 31, 2021
99.4	Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm
99.5	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
99.6	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
99.7	Certifications pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
101	Interactive Data File (formatted as Inline XBRL)
104	Cover Page Interactive Data File (formatted as Inline XBRL)

*Previously filed

4