Form 40-F
period 2022-12-31
AcuityAds Holdings Inc.
filed 2023-03-09
CIK 1861233

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

[Check one]

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022	Commission File Number 001-40469

AcuityAds Holdings Inc.
(Exact name of Registrant as specified in its charter)

Not Applicable
(Translation of Registrant’s name into English (if applicable))

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

56,808,921 Common Shares outstanding as of December 31, 2022

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒  No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

☒ Yes  ☐ No

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 12b-2 of the Exchange Act. Emerging growth company ☒

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to § 240.10D-1(b). ☐

PRINCIPAL DOCUMENTS

The following documents have been filed as part of this Annual Report:

1.	Annual Information Form for the year ended December 31, 2022 (the “2022 AIF”) (filed as Exhibit 99.1 hereto);

2.
Audited Consolidated Financial Statements for the years ended December 31, 2022 and 2021, including the Report of Independent Registered Public Accounting Firm with respect thereto (the “Audited Annual Financial Statements”) (filed as Exhibit 99.2 hereto); and

3.	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the three and twelve months ended December 31, 2022 (the “2022 MD&A”) (filed as Exhibit 99.3 hereto).

DISCLOSURE CONTROLS AND PROCEDURES

A.	Certifications

The required disclosure is included in Exhibits 99.5, 99.6 and 99.7 to this Annual Report, and is incorporated herein by reference.

B.	Disclosure Controls and Procedures

Management of the Registrant, under the supervision of the Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), for the Registrant to ensure that material information relating to the Registrant, including its consolidated subsidiaries, that is required to be made known to the Chief Executive Officer and Chief Financial Officer by others within the Registrant and disclosed by the Registrant in reports filed or submitted by it under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in the rules and forms of the U.S. Securities and Exchange Commission (the “Commission”) and (ii) accumulated and communicated to the Registrant’s management, including its Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure. Management, including the Chief Executive Officer and Chief Financial Officer, have evaluated the effectiveness of the Registrant’s disclosure controls and procedures as of December 31, 2022 and have concluded that, because of the weakness in the Registrant’s internal control over financial reporting described below, the Registrant’s disclosure controls and procedures were not effective as of December 31, 2022.

C.	Management’s Annual Report on Internal Control over Financial Reporting

Management of the Registrant, under the supervision of the Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining an adequate system of “internal control over financial reporting” as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. Management, including the Chief Executive Officer and the Chief Financial Officer, have assessed the effectiveness of the Registrant’s internal control over financial reporting in accordance with Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on this assessment, management, including the Chief Executive Officer and the Chief Financial Officer, have determined that the Registrant’s internal control over financial reporting was not effective as of December 31, 2022.

As of December 31, 2022, management of the Registrant, including the Chief Executive Officer and the Chief Financial Officer, determined a material weakness existed in the internal control over financial reporting in the design and implementation of the oversight processes related to the appropriate calculation of share-based compensation expense and the subsequent classification of exercised options between Share Capital and Contributed Surplus. The expense error overstated prior year expense, which led to a restatement of the 2021 Consolidated Statement of Comprehensive Income (Loss) and a further adjustment for the year ended December 31, 2022. The improper classification within Shareholders’ Equity resulted in an overstatement of Contributed Surplus and an understatement of Share Capital. Management determined that there was a deficiency in the adequacy of the review of the process as well as having individuals with the requisite technical accounting knowledge preparing the journal entries.

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the Registrant’s annual or interim financial statements may not be prevented or detected on a timely basis. As a result of the material weakness determination, management has begun to take steps to remediate the material weakness including the hiring of an individual with the requisite technical accounting knowledge. Management is taking further steps to correct the amortization calculation with the system vendor to the appropriate method and adopted a review methodology that reconciles system outputs back to source data as part of the period-end financial reporting process.

D.	Attestation Report of the Independent Registered Public Accounting Firm

This Annual Report does not include an attestation report of the Registrant’s Independent Registered Public Accounting Firm, PricewaterhouseCoopers LLP (PCAOB ID 271), regarding the Registrant’s internal control over financial reporting due to Registrant’s status as an emerging growth company.

E.	Changes in Internal Control over Financial Reporting

Management has concluded that, except as otherwise described above, there were no changes to the Registrant’s internal control over financial reporting for the year ended December 31, 2022 that have materially affected, or are reasonably likely to materially affect, the Registrant’s internal control over financial reporting.

IDENTIFICATION OF THE AUDIT COMMITTEE

The Board of Directors (the “Board”) of AcuityAds Holdings Inc. (“AcuityAds” or the “Company”) has a separately-designated standing Audit Committee established in accordance with section 3(a)(58)(A) of the Exchange Act. The members of the Audit Committee are Igal Mayer, Roger Dent, Sheldon Pollack and Yishay Waxman.

AUDIT COMMITTEE FINANCIAL EXPERT

The Board has determined that it has at least one “audit committee financial expert” (as such term is defined in paragraph 8(b) of General Instruction B to Form 40-F) serving on its Audit Committee. Igal Mayer has been determined to be such audit committee financial expert and was determined to be “independent” as such term is defined under the Canadian Securities Administrators’ National Instrument 52-110 (Audit Committees) and the standards of the Commission and the Nasdaq Stock Market (“Nasdaq”) relating to the independence of audit committee members.

The Board’s designation of Igal Mayer as an audit committee financial expert does not impose on him any duties, obligations or liability that are greater than the duties, obligations and liability imposed on him as a member of the Audit Committee and Board in the absence of such designation or identification. In addition, the designation of Igal Mayer as an audit committee financial expert does not affect the duties, obligations or liability of any other member of the Audit Committee or Board. See also “Audit Committee” in the 2022 AIF, filed as Exhibit 99.1 to this Annual Report, and incorporated herein by reference.

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

AcuityAds does not follow Rule 5620(c) (shareholder quorum) but instead follows its home country practice. The Nasdaq minimum quorum requirement under Rule 5620(c) for a shareholder meeting is 33-1/3% of the outstanding shares of common stock. In addition, a registrant listed on Nasdaq is required to state its quorum requirement in its by-laws. AcuityAds’ quorum requirement is set forth in its by-laws. A quorum for a meeting of AcuityAds’ shareholders is at least two persons who hold, or represent by proxy, in the aggregate at least 10% of the issued and outstanding Common Shares as of the applicable record date.

CODE OF CONDUCT

AcuityAds has adopted a “code of ethics” (as that term is defined in Form 40-F), entitled the AcuityAds Code of Conduct that applies to all directors, officers, employees and representatives of AcuityAds and its subsidiaries (the “AcuityAds Code”). A copy of the AcuityAds Code is posted on AcuityAds’ website at https://illumin.com/investors/corporate-governance/. Copies may be obtained, free of charge, by contacting AcuityAds in writing at 70 University Ave., Suite 1200, Toronto, Ontario, Canada M5J 2M4, by telephone at (416) 218-9888 or on AcuityAds’ website at https://illumin.com/.

In the past fiscal year, AcuityAds has not granted any waiver, including an implicit waiver, from any provision of its Code of Ethics. AcuityAds intends to post any amendments to and waivers from the AcuityAds Code on its website as identified above.

NOTICES PURSUANT TO REGULATION BTR

Not applicable.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The required disclosure is included under the heading “Audit Committee—External Auditor Service Fees” in the 2022 AIF, filed as Exhibit 99.1 to this Annual Report, and incorporated herein by reference.

AUDIT COMMITTEE’S PRE-APPROVAL POLICIES AND PROCEDURES

The required disclosure is included under the heading “Audit Committee—Pre-Approval Policies and Procedures” in the 2022 AIF, filed as Exhibit 99.1 to this Annual Report, and incorporated herein by reference.

OFF-BALANCE SHEET ARRANGEMENTS

The required disclosure is included under the heading “Off-Balance Sheet Arrangements” of the 2022 MD&A, filed as Exhibit 99.3 to this Annual Report, and incorporated herein by reference.

DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The required disclosure is included under the headings “Liquidity & Capital Resources—Cash Requirements” and “Contractual Obligations” of the 2022 MD&A, filed as Exhibit 99.3 to this Annual Report, and incorporated herein by reference.

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

ACUITYADS HOLDINGS INC.

By:
Name: Title:	Elliot Muchnik Chief Financial Officer

Date: March 9, 2023

EXHIBIT INDEX

Exhibit Number	Description

99.1	Annual Information Form for the year ended December 31, 2022

99.2	Audited Consolidated Financial Statements for the years ended December 31, 2022 and 2021

99.3	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the three and twelve months ended December 31, 2022

99.4	Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm

99.5	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.6	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.7	Certifications pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

101	Interactive Data File (formatted as Inline XBRL)

104	Cover Page Interactive Data File (formatted as Inline XBRL)